Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED 30 SEPTEMBER 2017

Highlights

•	Golar LNG Partners LP (“Golar Partners” or “the Partnership”) reports net income attributable to unit holders of $26.5 million and operating income of $53.3 million for the third quarter of 2017.
•	Generated distributable cash flow of $41.0 million[1] for the third quarter with a distribution coverage ratio of 1.0[1].
•	Amendments to FSRU Golar Freeze time charter agreed with Dubai Supply Authority.
•	Committed to acquire interest in the FLNG Hilli Episeyo (“Hilli”) from Golar LNG Limited (“Golar”).

Subsequent Events

•	Closed a Series A Preferred Unit offering raising net proceeds of $134 million.
•	FLNG Hilli on site in Cameroon with production expected to commence shortly.
•	Declared an unchanged distribution for the third quarter of $0.5775 per unit.

Financial Results Overview

Golar LNG Partners LP reports net income attributable to unit holders of $26.5 million and operating income of $53.3 million for the third quarter of 2017 (“the third quarter” or “3Q”), as compared to net income attributable to unit holders of $53.8 million and operating income of $87.4 million for the second quarter of 2017 (“the second quarter” or “2Q”) and net income attributable to unit holders of $56.0 million and operating income of $71.6 million for the third quarter of 2016.

(USD '000)	Q3 2017	Q2 2017	Q3 2016
Total Operating Revenues	105,635	135,969	113,839
Adjusted EBITDA [2]	80,573	113,539	96,885
Operating Income	53,295	87,397	71,611
Non-operating Income	922	—	—
Interest Income	2,105	1,447	1,199
Interest Expense	(19,876)	(18,856)	(16,344)
Other Financial Items	(2,034)	(7,710)	7,641
Taxes	(4,378)	(4,652)	(4,573)
Net Income attributable to Golar Partners Owners	26,543	53,828	55,996
Net Debt [3]	1,171,153	1,139,253	1,305,005

As anticipated, total operating revenues decreased, from $136.0 million in the second quarter to $105.6 million in the third quarter. Two key events contribute to the $30.4 million decrease. Firstly, on June 23, ahead of its original contract date, the FSRU Golar Spirit concluded its charter with Petrobras resulting in the recognition of a substantial one-off termination fee. Having subsequently entered temporary layup, the FSRU was non-revenue earning in 3Q. Secondly, on September 19 the FSRU Golar Winter departed Brazil for scheduled dry-docking resulting in 12 days off-hire in 3Q 2017. Partially mitigating this loss of revenue was additional hire in respect of the Golar Grand, on hire for a full quarter having spent 13 days of the second quarter in scheduled dry-dock, and the receipt of a withholding tax refund in respect of the FSRU’s Golar Spirit and Golar Winter. Interest income in respect of the tax refund is recorded as non-operating income.

Operating expenses at $17.2 million were $1.4 million lower than the prior quarter. Costs in respect of the Golar Grand and Nusantara Regas Satu normalised during the quarter having been inflated in 2Q as a result of their respective dry-dock and five-yearly maintenance program. Additional savings in repairs and maintenance costs were recorded by the FSRU Golar Eskimo and carrier Golar Maria.

Administration costs at $4.9 million were $2.7 million higher than 2Q as a result of higher than normal legal, accountancy, share option and consultancy related costs. Approximately $1.5 million of this increased cost should be considered as non-recurring.

Depreciation and amortization at $26.4 million is in line with 2Q.

Interest expense at $19.9 million for the third quarter was higher than the second quarter at $18.9 million. The increase reflects a full quarters charge in respect of the draw down of the $125.0 million revolving facility in May 2017 and an 11bps increase in LIBOR. The $70.0 million deposit paid during August in respect of the investment in FLNG Hilli Episeyo accrues interest at a rate of 5% and contributed to the $0.7 million increase in interest income for the quarter. Other financial items recorded a loss of $2.0 million for 3Q compared to a 2Q loss of $7.7 million. Non-cash interest rate swap gains of $4.3 million, compared to a $4.1 million loss in 2Q were partly offset by a non-cash $2.5 million loss following an increase in the mark-to-market valuation loss of the embedded derivative liability on the earn out units in connection with the Incentive Distribution Right ("IDR") reset transaction in October 2016.

Reduced taxes following the Golar Spirit's departure from Brazil resulted in a small decrease in the quarterly tax charge from $4.7 million in 2Q to $4.4 million in 3Q.

As a result of the foregoing, 3Q distributable cash flow1 was lower at $41.0 million compared to $72.1 million in the second quarter. The distribution coverage ratio1 decreased accordingly from 1.77 to 1.0 in 3Q.

Commercial Review

On July 12, the Partnership agreed with the Dubai Supply Authority (“DUSUP”) to amend the FSRU Golar Freeze charter. In return for agreeing to shorten the charter by one year, DUSUP have forgone their termination for convenience rights as well as their extension option rights which were at a significantly lower daily rate. In the event that the FSRU is re-deployed on new business ahead of April 2019, the new charter end date, Golar Partners has the right to terminate its obligations under the DUSUP charter whilst continuing to receive the capital element of the charter until April 2019. The operating cost component of the charter hire will be significantly reduced from November 11, 2017.

The FSRU market has shown clear signs of weakness with additional competition leading to declining margins in recent years. However, there has been an increasing level of interest in an emerging market for mid-sized 1-2mtpa FSRUs where the cost of unutilized capacity on larger and more expensive FSRUs undermines the economics of a switch to gas. Golar Partners with its existing fleet is a dominant player in this market. The Partnership has continued active discussions and negotiations with potential customers and remains confident of a new FSRU contract award in the near future.

On October 31, LNG carrier Golar Grand completed its charter with Golar LNG Limited ("Golar"). Between May 5, 2017 when the vessel commenced a new 2-year charter with an oil and gas major, and October 31, 2017, the vessel had been sub-chartered back from Golar at the same rate as its new charter. From November 1, 2017 Golar Partners will receive revenue direct from the vessels' new charterer and cease to receive charter hire from Golar. The new charter rate is significantly lower than the charter back rate was to Golar.

Golar Partners continues to pursue re-contracting opportunities for the LNG carriers Golar Mazo and Golar Maria. The LNG shipping market continues to tighten and spot rates for TFDE tonnage have recently exceeded three year highs. As prompt vessel availability falls to low single digits, rate increases and a corresponding increase in spot and short-term opportunities for steam turbine tonnage have also been noted. Golar Partners is currently working on specific opportunities for the Golar Maria and Golar Mazo. The target is to place these vessels into medium to long-term charters. Until such opportunities are concluded the vessels will trade in the improving spot market.

Acquisitions

On August 15, 2017, Golar Partners announced that it had entered into a purchase and sale agreement (the “PSA”) for the acquisition (the “Acquisition”) from Golar and affiliates of Keppel Shipyard Limited and Black and Veatch of equity interests in Golar Hilli LLC, which will, on the closing date of the Acquisition, indirectly own the FLNG Hilli Episeyo ("Hilli"). The acquired interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that have been contracted to customers Perenco Cameroon SA and Societe Nationale Des Hydrocarbures ("Perenco and SNH") for an eight-year term. The acquired interest includes a 5% stake in any future incremental earnings generated by the currently uncontracted expansion capacity, but does not include exposure to the oil linked component of Hilli’s revenue stream. The purchase price for the acquired interests is $658 million less 50% of the net lease obligations under the financing facility for the Hilli that are expected to be between $468 and $480 million. Concurrent with the execution of the PSA, the Partnership paid a $70 million deposit to Golar.

Subject to the satisfaction of certain conditions, including the acceptance of the Hilli under its contract with Perenco and SNH, the closing of the Acquisition is expected to take place on or before April 30, 2018. Upon closing, the Partnership will apply the $107 million deferred purchase price receivable from Golar in connection with the Tundra Put Sale and the $70 million deposit referred to above against the net purchase price and will pay the balance with cash on hand. The Partnership estimates that its proportionate share of the Hilli’s annual contracted revenues less operating expenses will be approximately $82 million. In accordance with US GAAP the Partnership does not expect to initially consolidate Golar Hilli LLC and so will reflect its share of net income on its income statement as “equity in net earnings of affiliates.”

The Acquisition is expected to be an accretive transaction that will substantially increase the Partnership's effective revenue backlog5. As distributable cash from the Acquisition will be used to offset the expected reduction in earnings related to vessels with expiring contracts, the Partnership’s management does not intend to recommend to the Board an increase in the Partnership’s quarterly cash distribution as a result of this transaction.

The Hilli conversion and pre-commissioning is now complete. The vessel departed Keppel Shipyard on October 1 and left Singapore for Cameroon with 108 crew on board on October 12. Hilli arrived in Cameroon on November 20 and hook-up and connection to risers and umbilicals is now underway. The next period will see tendering of a Notice of Readiness. A ship-to-ship transfer of LNG for commissioning purposes will be undertaken followed by commencement of the full commissioning process. As part of this process Golar anticipates production of first commercial LNG to take place around year-end. Final commissioning is expected to complete during the second half of 1Q 2018 and the project remains well within budget.

Discussions have been initiated with Golar with respect to the possible acquisition of the second 50% of Hilli's contracted capacity. The Partnership is well positioned for this following completion of its Series A Preferred Unit offering.

Operational Review

The fleet performed well during the quarter achieving 100% availability for scheduled operations. After accounting for layup of the Golar Spirit and the scheduled dry-docking of the Golar Winter, utilization of 95% was recorded for the quarter.

On July 24, the FSRU Golar Spirit arrived in Greece where it subsequently entered temporary layup on August 4. One-off demobilization costs incurred during the quarter mean that layup savings will not be fully realised until 4Q. Normalised daily operating costs for a vessel in layup are expected to be less than $3,000 per day.

Golar Mazo entered Keppel yard on July 24 for its scheduled dry-dock which completed on August 12. Having completed within the window allowed under the terms of its charter, no off-hire was incurred. The FSRU Nusantara Regas Satu also completed its main class renewal and extensive five-yearly maintenance program early in 3Q without dry-docking and without interruptions to production.

Having departed Brazil on September 19 for its scheduled dry-docking, the FSRU Golar Winter entered the shipyard in Ferrol, Spain, on September 30. On October 5 the shipyard’s workforce initiated a general strike which continued through to October 27. Third party suppliers were able to undertake some jobs in their absence, reducing the impact of the strike. Total off-hire in 4Q is now expected to be approximately 52 days, 10 more than previously anticipated.

Financing and Liquidity

As of September 30, 2017, the Partnership had cash and cash equivalents of $206.8 million and restricted cash of $180.3 million. The Partnership's total net debt3 as at 30 September was $1,171.2 million.

The Nordic bond listing of the USD 250 million non-amortising bond issued in February 2017 and maturing in 2021 became effective on July 17, 2017. Having made no further repurchases during the quarter, the outstanding balance of the October maturing NOK 1,300 million bond, that the above bond replaces, remained unchanged at NOK 304 million on 30 September. This balance of NOK 304 million was repaid on October 12, 2017.

Based on the above net debt3 amount and annualized4 third quarter 2017 Adjusted EBITDA2, Golar Partners’ net debt3 to Adjusted EBITDA2 ratio was 3.6. As of September 30, 2017, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,400.0 million (including swaps with a notional value of $453.1 million in connection with the Partnership’s bonds) representing approximately 100% of total debt and capital lease obligations net of long-term restricted cash.

The average fixed interest rate of swaps related to bank debt is approximately 1.69% with an average maturity of approximately 3.6 years as of September 30, 2017.

Outstanding bank debt as of September 30, 2017 was $1,010.9 million, which had average margins, in addition to LIBOR, of approximately 2.53%. The Partnership also has a 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275%, the 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194% and the balance of an October 2017 maturing Norwegian Krone (NOK) bond with a fixed rate of 6.485%. With respect to the October maturing NOK bond, NOK 996 million had been repaid as at September 30, 2017. The Partnership had a currency swap to hedge the NOK exposure for the remaining NOK 304 million and the total swap liability as at September 30, 2017, which also included an interest rate swap element, was $15.2 million. The restricted cash securing this swap liability was $1.7 million. At maturity, on October 12, the NOK 304 million balance and associated swap liabilities and accrued interest, collectively amounting to $54.0 million, were settled.

On October 24, the Partnership priced a 4.8 million $25.0 per unit 8.75% Series A Preferred Unit offering. After exercise of the Underwriters Option for a further 0.72 million units, net proceeds received at closing on October 31 amounted to $133.7 million. Although marginally more expensive than the most recent bond, the units are perpetual equity and therefore do not have a refinancing requirement. The Preferred Units are expected to be treated as equity under US GAAP. Golar Partners has the option to redeem these units at any time after five years.

Corporate and Other Matters

As of September 30, 2017, there were 70,661,522 units outstanding in the Partnership, of which 22,265,522, exclusive of earn-out units but including 1,413,231 General Partner units, were owned by Golar, representing a 31.5% interest in the Partnership.

On October 19, 2017, Golar Partners declared an unchanged distribution for the third quarter of $0.5775 per unit. This distribution was paid on November 14, 2017 on total units of 70,661,522.

Having paid the minimum quarterly distribution in respect of each of the four preceding quarters ending September 30, 2017, the IDR Exchange Agreement required that the Partnership issue to Golar 50% of the Earn-Out units withheld at the time of the IDR reset in October 2016. Accordingly, on November 16 Golar Partners issued to Golar 374,295 common units and 7,639 General Partner units. The agreement also required the Partnership to pay Golar the distributions that it would have been entitled to receive on these units in respect of each of those four preceding quarters. Therefore, concurrent with the issuance of the above Earn-Out units, Golar also received $0.9 million in cash. After issuance of the first 50% of earn-out units there were 71,043,456 units outstanding in the Partnership, of which 22,647,456, exclusive of remaining earn-out units but including 1,420,870 General Partner units, are owned by Golar, representing a 31.9% interest in Golar Partners. The Partnership will issue the remaining 50% of the Earn-Out Units provided that it has paid a distribution equivalent to $0.5775 for each of the four quarters up to September 30, 2018.

Total outstanding options as at 30 September were 99,000. The issued options have an initial exercise price of $20.55 per unit and vest over a three year period.

At the Partnership's Annual Meeting of Limited Partners on September 27, Carl Steen was elected as a Class II Director and the General Partner appointed the Partnership’s secretary, Michael Ashford, to replace Andrew Whalley as one of its three appointed directors.

Outlook

Operating earnings for 4Q 2017 will be negatively impacted by the 52 day dry-dock related off-hire of the Golar Winter, conclusion of the Golar Maria time charter on December 1, and a reduced daily rate receivable from the Golar Grand post October 31. The Partnership however is anticipating some spot charter earnings from Golar Maria, and KNPC, charterers of the FSRU Golar Igloo, have elected to extend the vessel's annual regas season to December 31.

Agreeing the initial equity interest acquisition in the FLNG Hilli is expected to add approximately $0.8 billion of effective revenue backlog5 and place the current quarterly distribution on an increasingly firm footing. The developing small-mid size FSRU market and a recovering shipping market also provide an increasingly supportive backdrop for re-contracting the Partnership's available assets. The Partnership has continued active discussions and negotiations with potential customers and remains confident of a new FSRU contract award in the near future.

Proceeds from the recent perpetual preferred offering will add to a strong existing liquidity position, improve Golar Partners' capital structure and provide the Partnership with flexibility to optimise re-contracting options for existing assets as well as to pursue further accretive acquisitions. Additional common units in the FLNG Hilli Episeyo represent an obvious near-term acquisition target that the Partnership is now discussing with Golar.

The Board is satisfied that high coverage levels achieved over the prior three years, a strong balance sheet and the anticipated consummation of the initial acquired interest in Hilli Episeyo positions the Partnership to maintain its distribution through the current transition phase. In the context of firming demand for LNG in infrastructure hungry markets, the arrival of significant new volumes should result in a step-up in demand for LNG midstream assets and growth opportunities for Golar Partners.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Distribution coverage ratio represents the ratio of distributable cash flow to total cash distributions paid. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

2Adjusted EBITDA: Earnings before interest, other financial items, taxes, depreciation and amortization and non-controlling interest. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

3 Net Debt is a non-GAAP financial measure and is defined as short-term debt and current portion of long-term debt plus long-term debt plus obligations under capital leases less cash and cash equivalents less restricted cash. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

4Annualized means the figure for the quarter multiplied by 4.

5 Revenue backlog and effective revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. This is not a measure prepared in accordance with GAAP. Effective revenue backlog includes the Partnership's pro-rata share of Hilli Episeyo revenues which are expected to be recorded as "Equity in net earnings of affiliates"

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNG) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;
•	the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) and Golar LNG Limited (“Golar”) to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
•	our ability to maintain cash distributions and the amount of any such distributions;
•	our ability to consummate the Acquisition of Hilli Episeyo on a timely basis or at all;
•	the timeliness of the Golar Hilli Episeyo delivery, commissioning and acceptance by the charterer;
•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions, including the FLNG, the Hilli Episeyo;
•	the future share of annual contracted revenues, net of operating expenses relating to the Hilli Episeyo, which are expected to be accounted for under the equity method;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	the liquidity and creditworthiness of our charterers;
•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;
•	our future financial condition or results of operations and future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps;
•	our and Golar's ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by our charterers;
•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage the relationships and reputation of Golar, Golar Power Limited (or Golar Power) and OneLNG S.A. (or OneLNGSA) in the LNG industry;
•	our ability to purchase vessels from Golar, Golar Power and OneLNGSA in the future;
•	our continued ability to enter into long-term time charters, including our ability to re-charter the Golar Spirit, the Golar Mazo and the Golar Maria following the termination or expiration of their respective time charters in 2017;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;
•	availability of skilled labor, vessel crews and management;
•	our general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
•	the anticipated taxation of our partnership and distributions to our unitholders;
•	challenges by authorities to the tax benefits we previously obtained;
•	estimated future maintenance and replacement capital expenditures;
•	our and Golar's ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	our business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

November 30, 2017

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Brian Tienzo - Chief Finance Officer

Graham Robjohns - Chief Executive Officer

Stuart Buchanan - Head of Investor Relations

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2017	2017	2017	2016	2016
	Jul-Sep	Apr-Jun	Jan-Sep	Jul-Sep	Jan-Sep
(in thousands)

Time charter revenues	$99,449	$130,429	$328,081	$106,479	$304,736
Time charter revenues from related parties (1)	6,186	5,540	14,908	7,360	21,920
Total operating revenues	105,635	135,969	342,989	113,839	326,656
Vessel operating expenses	17,198	18,620	52,894	13,430	46,496
Voyage and commission expenses	3,853	1,561	7,475	1,225	4,473
Administrative expenses	4,933	2,249	9,753	2,299	5,926
Depreciation and amortization	26,356	26,142	77,254	25,274	75,182
Total operating expenses	52,340	48,572	147,376	42,228	132,077

Operating income	53,295	87,397	195,613	71,611	194,579

Other non-operating income	922	—	922	—	—

Financial (expenses) / income
Interest income	2,105	1,447	4,725	1,199	3,326
Interest expense	(19,876)	(18,856)	(56,979)	(16,344)	(49,954)
Other financial items	(2,034)	(7,710)	(16,647)	7,641	(23,301)
Net financial (expenses) / income	(19,805)	(25,119)	(68,901)	(7,504)	(69,929)

Income before tax	34,412	62,278	127,634	64,107	124,650
Tax	(4,378)	(4,652)	(12,521)	(4,573)	(14,036)

Net income	30,034	57,626	115,113	59,534	110,614
Less: Net income attributable to non-controlling interests	(3,491)	(3,798)	(11,188)	(3,538)	(9,886)

Net income attributable to Golar LNG Partners LP Owners	$26,543	$53,828	$103,925	$55,996	$100,728

Weighted average units outstanding (in thousands of units):
Common units(2)	69,248	69,248	68,414	61,079	50,485
Subordinated units(2)	—	—	—	—	10,594
General partner units	1,413	1,413	1,398	1,257	1,257

(1) Revenues from related parties relates to the charter of the Golar Grand to Golar.

(2) Under the Partnership Agreement, the subordination period expired in May 2016 and as at June 30, 2016, all our subordinated units, which are 100% held by Golar, converted to common units.

Golar LNG Partners LP

CONDENSED CONSOLIDATED BALANCE SHEETS

	At September 30,	At December 31,
	2017	2016
(in thousands)	Unaudited	Audited

ASSETS
Current
Cash and cash equivalents	$206,821	$65,710
Restricted cash	21,817	44,927
Other current assets	17,919	25,266
Amount due from related parties	—	23,914
Inventories	2,140	1,110
Total Current Assets	248,697	160,927
Non-current
Restricted cash	158,476	117,488
Vessels and equipment and vessel under capital lease, net	1,710,578	1,763,896
Intangible assets, net	76,464	86,133
Other long-term assets	10,511	17,017
Amount due from related parties (1)	177,247	107,247
Total Assets	$2,381,973	$2,252,708

LIABILITIES AND EQUITY
Current
Current portion of long-term debt	158,067	78,101
Current portion of obligation under capital lease	1,112	787
Amount due to related parties	2,701	—
Other current liabilities	83,482	136,584
Total Current Liabilities	245,362	215,472
Non-current
Long-term debt	1,273,037	1,296,609
Obligation under capital lease	126,051	116,964
Other long-term liabilities	20,312	19,234
Total Liabilities	1,664,762	1,648,279

Equity
Total Partners' capital	645,013	541,506
Accumulated other comprehensive income/(loss)	34	(5,053)
Non-controlling interest	72,164	67,976

Total Liabilities and Equity	$2,381,973	$2,252,708

(1) The amount of $177.2 million corresponds to (i) a $70 million deposit paid to Golar upon execution of the Hilli purchase and sale agreement in August 2017; and (ii) a further $107.2 million relating to the deferred purchase price receivable due from Golar in connection with the Tundra Put Sale. Upon closing of the Hilli acquisition which is expected to occur on or before April 30, 2018, these sums will be applied against the net purchase price.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands )	2017	2017	2017	2016	2016
	Jul-Sep	Apr-Jun	Jan-Sep	Jul-Sep	Jan-Sep

OPERATING ACTIVITIES
Net income	$30,034	$57,626	$115,113	$59,534	$110,614
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,356	26,142	77,254	25,274	75,182
Movement in deferred tax liability	530	489	1,544	579	1,704
Release of deferred tax asset	1,355	1,772	4,585	1,693	3,944
Amortization of deferred charges	1,424	1,517	4,578	775	7,217
Drydocking expenditure	(7,298)	(6,143)	(13,713)	(2,460)	(4,060)
Realized loss on bond repurchase	—	53	6,573	—	—
Unrealized foreign exchange losses / (gains)	1,992	1,305	3,582	(159)	(416)
Unit option expense	59	56	180	—	—
Interest element included in obligation under capital lease, net	146	128	411	147	(1,351)
Change in assets and liabilities, net of effects from purchase of subsidiaries:
Trade accounts receivable	2,296	(565)	11,247	3,761	3,578
Inventories	1,467	475	1,824	36	209
Prepaid expenses, accrued income and other assets	22,481	(18,522)	1,781	86	2,338
Amount due to/from related companies	5,264	16,515	28,275	(7,798)	(30,637)
Trade accounts payable	126	1,785	1,340	499	(1,089)
Accrued expenses	(486)	3,684	6,217	(1,880)	3,430
Restricted cash	(5)	—	(5)	(67)	(129)
Other current liabilities	(2,534)	(1,299)	(4,581)	(13,811)	18,075
Net cash provided by operating activities	83,207	85,018	246,205	66,209	188,609

INVESTING ACTIVITIES
Additions to vessels and equipment	(266)	—	(266)	—	—
Deposit made in connection with acquisition from Golar (1)	(70,000)	—	(70,000)	—	(107,247)
Net cash used in investing activities	(70,266)	—	(70,266)	—	(107,247)

FINANCING ACTIVITIES
Proceeds from debt	—	125,000	375,000	—	815,000
Repayments of debt including debt due to a related parties	(26,845)	(26,936)	(205,533)	(24,651)	(745,528)
Repayments of obligation under capital lease	(311)	(197)	(650)	—	—
Repurchase of high yield bonds and related swaps	—	(4,489)	(180,188)	—	—
Proceeds from issuance of equity	(664)	—	118,774	—	—
Dividends paid to non-controlling interest	—	(3,600)	(7,000)	(3,160)	(9,161)
Restricted cash and short-term investments	(38,892)	1,163	(10,483)	8,002	15,650
Common units buy-back and cancellation	—	—	—	—	(495)
Cash distributions paid	(40,807)	(40,807)	(119,371)	(38,199)	(114,594)
Financing costs paid	(87)	(574)	(5,377)	—	(13,523)
Net cash (used)/provided by financing activities	(107,606)	49,560	(34,828)	(58,008)	(52,651)

Net (decrease)/increase in cash and cash equivalents	(94,665)	134,578	141,111	8,201	28,711
Cash and cash equivalents at beginning of period	301,486	166,908	65,710	61,196	40,686
Cash and cash equivalents at end of period	$206,821	$301,486	$206,821	$69,397	$69,397

(1) In August 2017, upon execution of the Hilli purchase and sale agreement, we paid a $70 million deposit to Golar.

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure and the computation of coverage ratio.

(in thousands)	Three months ended September 30, 2017	Three months ended June 30, 2017
Net income	30,034	57,626
Add:
Depreciation and amortization	26,356	26,142
Unrealized net (gain)/loss from interest rate derivatives	(4,278)	4,076
Non cash/capital element of the 2012 High Yield Bond buyback	—	20
Unrealized loss/(gain) on IDR reset	2,500	(500)
Unrealized foreign exchange losses	1,992	1,305
Amortization of deferred charges	1,424	1,517
Movement in deferred income	914	—
Movement in deferred tax liability	530	489
Release of deferred tax asset	1,355	1,772

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(15,699)	(15,953)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(4,165)	(4,371)

Distributable cash flow	40,963	72,123

Distributions declared:
Limited partners	39,991	39,991
General partner	816	816
Sub-total	40,807	40,807

Distribution coverage ratio	1.00	1.77

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended September 30,
(in thousands)	2017	2016
Net income	$30,034	$59,534

Depreciation and amortization	26,356	25,274
Interest income	(2,105)	(1,199)
Interest expense	19,876	16,344
Other financial items	2,034	(7,641)
Income taxes	4,378	4,573

Adjusted EBITDA	$80,573	$96,885
Annualized adjusted EBITDA	$322,292	$387,540

Net Debt

Net Debt is defined as short-term debt and current portion of long-term debt plus long-term debt plus obligations under capital leases less cash and cash equivalents and restricted cash.

The Partnership believes that net debt assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. This increased comparability is achieved by providing a comparative measure of debt levels irrespective of the levels of cash that a company maintains.

We provide a ratio of net debt to annualized adjusted EBITDA to enable our investors to understand better our liquidity position and our ability to service our debt obligations.

	At September 30,	At June 30,	At September 30,
(in thousands)	2017	2017	2016
Short-term debt and current portion of long-term debt	158,067	115,758	98,925
Current portion of capital lease obligations	1,112	1,081	—
Long-term debt	1,273,037	1,339,098	1,311,872
Obligation under capital lease	126,051	122,853	123,911
Total Debt	$1,558,267	$1,578,790	$1,534,708

Cash and cash equivalents	206,821	301,486	69,397
Restricted cash - short term	21,817	16,845	36,862
Restricted cash - long term	158,476	121,206	123,444
Total Cash and Cash Equivalents	$387,114	$439,537	$229,703

Net Debt	$1,171,153	$1,139,253	$1,305,005

Net Debt to Annualized Adjusted EBITDA	3.6	2.5	3.4